July 11, 2011

Mr. John Reynolds

Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.Washington, D. C.  20549

Re:

Solido Ventures Inc.

Third Amended Registration Statement on Form 10-12G

Filed July 11, 2011

File No. 000-54403

Dear Mr. Reynolds:

This letter is a correction to our response that we filed today with regard to your comment letter dated July 11, 2011 to Michael Burns, President and CEO of Solido Ventures Inc. (the “Company”) regarding the Company’s Form 10-12G filed June 23, 2011.  We are correcting the front page of the Form 10-12G to reflect that this is the third amendment registration on Form 10-12G.  Otherwise, our filing remains unchanged.  The filing made earlier today otherwise remains unchanged.

Very truly yours,

/s/ Sheila L. Seck

Sheila L. Seck, JD | MBA

sseck@seckassociates.com

Direct 913.515.9296

SLS;sls

cc:

Michael Burns via e-mail

Solido Ventures Inc.